

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

<u>Via E-mail</u>
Mr. David W. Gryska
Executive Vice President and Chief Financial Officer
Incyte Corporation
1801 Augustine Cut-Off
Wilmington, Delaware 19803

Re: **Incyte Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 21, 2014
             File No. 1-12400

Dear Mr. Gryska:

　　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　/s/ Jim B. Rosenberg

　　　　　　　　　　　　Jim B. Rosenberg
　　　　　　　　　　　　Senior Assistant Chief Accountant